SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 3)

GILAT SATELLITE NETWORKS LTD.
(Name of Subject Company (Issuer))

KCPS SATELLITE COMMUNICATIONS, LIMITED PARTNERSHIP
KCPS SATELLITE HOLDINGS LTD.
KCPS PE INVESTMENT MANAGEMENT (2006) LTD.
(Names of Filing Persons (Offerors))

ORDINARY SHARES, PAR VALUE NIS 0.20 PER SHARE
(Title of Class of Securities)

M51474118
(CUSIP Number of Class of Securities)

Limor Ressler, Adv.
KCPS PE Investment Management (2006) Ltd.
One Azrieli Center (Round Tower), Tel Aviv 67021, Israel
+(972)-3-777-9000
(Name,address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Dr. Shachar Hadar, Adv.
Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center (Round Building), Tel Aviv 67021, Israel
Telephone: +(972) 3-607-4444

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$7,394,900	$ 413***

*	For purposes of calculating the filing fee only, this amount is based on the offer to purchase up to 2,026,000 ordinary shares of Gilat Satellite Networks Ltd. at a purchase price of $3.65 cash per share.

**	Calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended.

***	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not Applicable.
Form or Registration No.: Not Applicable.	Date Filed: Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO initially filed by KCPS Satellite Communications, Limited Partnership, a limited partnership organized under the laws of the State of Israel, KCPS Satellite Holdings Ltd., a corporation organized under the laws of the State of Israel and KCPS PE Investment Management (2006) Ltd., a corporation organized under the laws of the State of Israel, on June 8, 2009 with the Securities and Exchange Commission (the “Schedule TO”), as amended by Amendment No. 1 to Schedule TO filed on June 22, 2009 and Amendment No. 2 to Schedule TO filed on July 7, 2009, in connection with its offer to purchase 2,026,000 outstanding ordinary shares, NIS 0.20 par value per share, of Gilat Satellite Networks Ltd. (“Gilat”), at $3.65 per share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated June 8, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, constitute the “Offer”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended. The information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Amendment No. 3 to the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

Items 1 through 9 and Item 11

On July 9, 2009, KCPS issued a press release announcing the final results of the Offer. Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by incorporating herein by reference the information contained in the press release, a copy of which is attached hereto as Exhibit (a)(5)(E).

Item 12. Exhibits.

NO.	DESCRIPTION

(a)(1)(A)*	Offer to Purchase dated June 8, 2009

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9

(a)(1)(F)*	Notice of Objection

(a)(1)(G)*	Declaration Form ("Declaration of Status for Israeli Income Tax Purposes")

(a)(5)(A)*	Text of Press Release issued by KCPS on June 8, 2009

(a)(5)(B)*	Form of Cover of `Mifrat' to be filed with the Israeli Securities Authority on June 8, 2009**

(a)(5)(C)*	Form of Acceptance Notice and Notice of Objection to be filed with the Israeli Securities Authority on June 8, 2009**

(a)(5)(D)*	Text of Press Release issued by KCPS on July 7, 2009

(a)(5)(E)	Text of Press Release issued by KCPS on July 9, 2009

(b)	Not applicable

(d)*	Voting Agreement dated June 5, 2009, by and among KCPS and the shareholders of Gilat listed on Schedule 1 thereto

(g)	Not applicable

(h)	Not applicable

*	Previously filed.
**	English translation from Hebrew.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KCPS SATELLITE COMMUNICATIONS, LIMITED PARTNERSHIP By: /s/ KCPS SATELLITE HOLDINGS LTD., its General Partner
By: /s/ Gilead Halevy —————————————— Gilead Halevy Director	By: /s/ Gilad Shavit —————————————— Gilad Shavit Director

KCPS SATELLITE HOLDINGS LTD. By: /s/ Gilead Halevy —————————————— Gilead Halevy Director	By: /s/ Gilad Shavit —————————————— Gilad Shavit Director

KCPS PE INVESTMENT MANAGEMENT (2006) LTD. By: /s/ Gilead Halevy —————————————— Gilead Halevy Director	By: /s/ Yitzhak Raab —————————————— Yitzhak Raab CFO and Director

Dated: July 9, 2009

EXHIBIT INDEX

NO.	DESCRIPTION

(a)(1)(A)*	Offer to Purchase dated June 8, 2009

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9

(a)(1)(F)*	Notice of Objection

(a)(1)(G)*	Declaration Form ("Declaration of Status for Israeli Income Tax Purposes")

(a)(5)(A)*	Text of Press Release issued by KCPS on June 8, 2009

(a)(5)(B)*	Form of Cover of `Mifrat' to be filed with the Israeli Securities Authority on June 8, 2009**

(a)(5)(C)*	Form of Acceptance Notice and Notice of Objection to be filed with the Israeli Securities Authority on June 8, 2009**

(a)(5)(D)*	Text of Press Release issued by KCPS on July 7, 2009

(a)(5)(E)	Text of Press Release issued by KCPS on July 9, 2009

(b)	Not applicable

(d)*	Voting Agreement dated June 5, 2009, by and among KCPS and the shareholders of Gilat listed on Schedule 1 thereto

(g)	Not applicable

(h)	Not applicable

*	Previously filed.
**	English translation from Hebrew.